Mail Stop 3561

January 16, 2007

Mr. David L. Kyle
Chief Executive Officer
ONEOK, Inc.
100 West Fifth St.
Tulsa, OK 74103

      Re: **ONEOK, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2005
               Filed March 13, 2006
               File No. 1-13643

Dear Mr. Kyle:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               William Choi
               Accounting Branch Chief